Solarflex Corp.

c/o Sergei Rogov

12 Abba Hillel Silver Street, 11th Floor

Ramat Gan 52506

ISRAEL

Tel: 972-3-753-9888

February 1, 2012

By Fax and Edgar

Tom Jones

Branch Chief - Legal

Securities and Exchange Commission

Fax: 202-772-9349

Dear Mr. Jones,

As a follow-up to the Staff's remaining comment, I am enclosing the relevant pages of our registration statement on Form S-1 with the proposed changes in tracked changes mode.  We trust that these changes address the Staff's remaining comment.

Sincerely,

Sergei Rogov, President

Solarflex Corp.

Prospectus Summary

The following summary highlights selected material information contained elsewhere in this prospectus. This summary does not contain all the information you should consider before investing in the securities. Before making an investment decision, you should read the entire prospectus carefully, including the "Risk Factors" section, the financial statements, and the notes to the financial statements. All references to "we," "us," "our," "Solarflex," "Company," "Registrant" or similar terms used in this prospectus refer to Solarflex Corp.

Our Company

We were incorporated in Delaware on February 12, 2010. We are a development stage company established for the purpose of developing, manufacturing and selling a solar photovoltaic element (also known as a photovoltaic cell) based on certain proprietary technology that is expected to enable an increase in solar energy conversion and thus provide energy at a lower cost.  A photovoltaic element is a device that converts light into electrical flow.

On March 10, 2010, we entered into a patent sale agreement (the "Patent Sale Agreement ") with P.T Holding, represented by its owner, Dr. Boris Sigalov, whereby P.T. Holding sold to us all of P.T. Holding’s right, title, and interest in a patent application, Israel Patent Application Number 198369, (the “Patent Application”), for the design of and manufacturing method for a solar photovoltaic element.    P.T. Holding transferred the Patent Application to us in exchange for our agreeing to pay P.T. Holding a sum equal to 10% of the royalties that we will receive in relation to the Patent Application.

Our Company’s future product is based on the design detailed in Israel Patent Application Number 198369,  for the design of and manufacturing method for a solar photovoltaic element. If the product based on this technology is able to be successfully adopted and implemented in both home and business solar energy markets, we believe it will deliver a significant improvement in energy conversion efficiency and with that improvement, we believe the solar energy market will react favorably to a product that has the potential to deliver electricity at a lower cost.  However, as our Directors and officers have no experience in operating a company that sells solar photovoltaic elements we can only confirm the expected results defined in the patent application by developing a working prototype of the product. If that is accomplished, we hope that a product based on our technology will be able to achieve efficiency improvement compared to existing solar photovoltaic elements based on thin film technologies manufactured by First Solar and GE Solar. Until that prototype is developed and proven to deliver these results, we cannot verify or confirm such expectations. Nevertheless, we recognize that we still need to establish that the technology will work as expected, and that we can implement the technology in the production cycle of photovoltaic cells at low cost. Once a working prototype has been developed and produced and the patent application design is validated, which believe these positive results will enable us to develop and manufacture the device in commercial quantities, or license the manufacturing and related marketing and selling rights to a third party.

Although  a  working prototype has not yet been developed all of the above assertions  in relation to the expected  efficiency improvement and related cost savings ( including throughout  the prospectus ) are the assumptions of the current management based on the extensive and unique experience in the technology and software development  industry of the CEO and upon the review in depth of the acquired patent and its ramifications . A further in depth explanation of the patent and its proposed efficiency and cost savings should be read in the section’ PHOTOVOLTIC   ELEMENT TECHNOLOGY  ”in the business section of the Prospectus .

The Patent Application is for the design and manufacture of a solar photovoltaic element that absorbs the solar spectrum and that is expected to enable an increase in solar energy conversion. The device will be manufactured on the basis of at least one vacuum chamber and will include five layers. As soon as we raise the necessary funds, we will use the raised proceeds to develop a working prototype of the invention.  Although we have not yet engaged a manufacturer to construct a working prototype, based on our preliminary discussions with certain manufacturing vendors, we believe that it will take approximately twelve months to produce a working prototype, from design through construction.  Once a working prototype has been developed and produced, we will work to develop and manufacture the device in commercial quantities.

Our principal offices are currently located at 12 Abba Hillel Silver Street, 11 th Floor, Ramat Gan, 52506 Israel. Our telephone number is +972-3-753-9888. Our registered office in Delaware is located at 113 Barksdale Professional Center, Newark, DE 19711, and our registered agent is Delaware Intercorp. Our fiscal year end is December 31.

Our auditors have issued an audit opinion which includes a statement describing their doubts about whether we will continue as a going concern. Our financial status creates substantial doubt whether we will continue as a going concern. Investors should note that we have not generated any revenues to date, we do not yet have any products available for sale, and we do not have a fully operational valid working prototype of our proposed product.

Our company has minimal cash reserves and will need to raise additional capital within the next twelve months, even if we are able to sell the maximum number of shares in this offering. The company has no full time employees and our two current officers/Directors intend to devote approximately five hours per week to our business activities.

Our Direct Public Offering

We are offering for sale up to a maximum of 2,500,000 shares of our common stock directly to the public. There is no underwriter involved in this offering. We are offering the shares without any underwriting discounts or commissions. The purchase price is $0.03 per share. If all of the shares offered by us are purchased, the gross proceeds before deducting expenses of the offering will be up to $75,000. The expenses associated with this offering are estimated to be $26,500, or approximately 35% of the gross proceeds of $75,000, if all the shares offered by us are purchased. If all the shares offered by us are not purchased, then the percentage of offering expenses to gross proceeds will be higher and a lower amount of proceeds will be realized from this offering.

As we can use the proceeds even before we raise a sufficient amount of offering proceeds to delay a bankruptcy filing , investors may lose their entire investment before they know whether we have raised sufficient funds  to pay our current liabilities.

5

19.	Conditions in Israel, where our officers and Director and our corporate offices are located, may adversely affect our operations.

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and the continued state of hostility, varying in degree and intensity, has led to security and economic problems for Israel.  Since October 2000, there has been a significant increase in violence, primarily in the West Bank and the Gaza Strip. As a result, negotiations between Israel and representatives of the Palestinian Authority have been sporadic and have failed to result in peace. The establishment in 2006 of a government in the Gaza territory by representatives of the Hamas militant group has created additional unrest and uncertainty in the region. At the end of December 2008, Israel engaged in an armed conflict with Hamas lasting for over three weeks, which involved additional missile strikes from the Gaza Strip into Israel and disrupted most day-to-day civilian activity in the proximity of the border with the Gaza Strip.  We could be adversely affected by hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners, or a significant downturn in the economic or financial condition of Israel.  In addition, the sale of products manufactured in Israel may be adversely affected in certain countries by restrictive laws, policies or practices directed toward Israel or companies having operations in Israel.  In addition, our Directors and officers are subject to being called upon to perform military service in Israel, and their absence may have an adverse effect upon our operations. Generally, unless exempt, male adult citizens of Israel under the age of 41 are obligated to perform up to 36 days of military reserve duty annually. Additionally, all such citizens are subject to being called to active duty at any time under emergency circumstances.

20.	If and when we sell our products, we may be liable for product liability claims and we presently do not maintain product liability insurance.

The solar photovoltaic element that we are developing may expose us to potential liability from personal injury or property damage claims by end-users of the product. We currently have no product liability insurance to protect us against the risk that in the future a product liability claim or product recall could materially and adversely affect our business. The inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could prevent or inhibit the commercialization of our product. We cannot assure you that when we commence distribution of our product that we will be able to obtain or maintain adequate coverage on acceptable terms, or that such insurance will provide adequate coverage against all potential claims. Moreover, even if we maintain adequate insurance, any successful claim could materially and adversely affect our reputation and prospects, and divert management’s time and attention. If we are sued for any injury allegedly caused by our future products our liability could exceed our total assets and our ability to pay the liability.

21 .	We did not conduct due diligence regarding the inventor’s experience nor regarding what was involved in designing and patenting the technology.

We did not conduct due diligence regarding the inventor’s experience nor regarding what was involved in designing and patenting the technology that underlies the Patent Application. We do not know whether the inventor had experience in the photovoltaic element field. Neither can we assure you that we will be able to develop the technology that is the subject of the Patent Application into a product. Any failure in the design of the technology that is the subject of the Patent Application could have a material adverse affect on our business, financial condition, or results of operations.

There is no relationship between the Company, its affiliates and the Inventor. The inventor did not have the financial ability to commercialize the technology and or build a prototype. No prototype has been built as of today and therefore it is unable to analyze any results of any such testing and or reliability and / or cost effectiveness of the related patent pending technology.

22 .	We have not yet developed a working product.

We cannot assure you that we will be able to develop the technology that is the subject of the Patent Application into a product.  Any failure in the design of the technology that is the subject of the Patent Application could have a material adverse affect on our business, financial condition, or results of operations.

There is no relationship between the Company, its affiliates and the Inventor. The inventor did not have the financial ability to commercialize the technology and or build a prototype. No prototype has been built as of today and therefore it is unable to analyze any results of any such testing and or reliability and / or cost effectiveness of the related patent pending technology.

Risks Relating to our Common Stock

23.	NASD sales practice requirements may limit a stockholder’s ability to buy and sell our stock .

In addition to the "penny stock" rules described below, the NASD has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer's financial status, tax status, investment objectives and other information. Under interpretations of these rules, the NASD believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. The NASD requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may have the effect of reducing the level of trading activity in our common stock. As a result, fewer broker-dealers may be willing to make a market in our common stock, reducing a stockholder's ability to resell shares of our common stock.

24.
We may in the future issue additional shares of our common stock which would reduce investors’ ownership interests in the Company and which may dilute our share value. We do not need stockholder approval to issue additional shares.

Our certificate of incorporation authorizes the issuance of 500,000,000 shares of common stock, par value $0.0001 per share. The future issuance of all or part of our remaining authorized common stock may result in substantial dilution in the percentage of our common stock held by our then existing stockholders. We may value any common stock issued in the future on an arbitrary basis. The issuance of common stock for future services or acquisitions or other corporate actions may have the effect of diluting the value of the shares held by our investors, and might have an adverse effect on any trading market for our common stock.

25.
Our common stock is subject to the "penny stock" rules of the SEC and the trading market in our securities is limited, which makes transactions in our stock cumbersome and may reduce the value of an investment in our stock.

If a trading market does develop for our stock, it is likely we will be subject to the regulations applicable to "Penny Stock," the regulations of the SEC promulgated under the Exchange Act that require additional disclosure relating to the market for penny stocks in connection with trades in any stock defined as a penny stock. The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for the purposes relevant to us, as any non-NASDAQ equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must: (i) obtain financial information and investment experience objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

13

In most known solar elements, a homogenous i-layer or a cascade of these layers with a definite band-gap layer and limited possibilities of light conversion is used. We believe that Solarflex’s solar photovoltaic element and the method for its creation will allow for the production of semi-conductors  In our product, the substrate of the solar element will be made of metal, glass or plastic, with a graded band-gap layer mainly comprised of silicon. Because of the structure of this layer, the band gap layer size is essentially changed and it is able to absorb the solar spectrum better, which in turn is expected to enable an increase in solar energy conversion. The device will be manufactured on the basis of at least one vacuum chamber according to the patent application manufacturing instructions.

We intend for the design and development of a commercial product to be carried out by specialist subcontractors offering expertise in several relevant disciplines, including plastics and metal, device design, operation and control, automation, and mechanics, all as required.

There are many manufacturers of solar elements, some detailed in the above patents, as well as others.  However, we have concluded based on our review of these patents and the relevant technology that none of these patents includes the structure and manufacturing details found in Solarflex’s technology.  Although these other patents have been issued, and notwithstanding that we have not yet produced a working prototype of our proposed product, we are not aware of any competitive solution, whether related to these or other patents, that has the potential to deliver the efficiency and solar energy conversion rates that we believe can be achieved with our design, which we hope will result in an increase in solar energy conversion.

We intend to use the money raised in this offering to create a working prototype of our product to test the expected results.

Competition

The top three solar cell manufacturers in the field are Sharp Solar Corporation, based in Japan, Q-Cells from Germany, and Suntech Power Corporation, which has several bases, including in the United States, Europe and Africa. Other notable solar manufacturers around the world include BP Solar, First Solar, Shell Solar, Kyocera Solar, Mitsubishi Solar, and GE Solar. Each produces various solar devices based on its assets and technologies. We intend to develop and manufacture our solar photovoltaic element based on the manufacturing method detailed in the Patent Application.

Because the market is already well developed and already contains many companies that have extensive experience in developing, manufacturing, and selling similar products, we will be joining a field that is extensive and well populated. Nevertheless, we believe that the  distinct design and construction method  that our technology offers, as explained in detail in the “Background and Business Overview” section above, provides the basis for differentiating our future product from existing models.

Competitive Advantages

We believe, based on our review of the relevant technology, that the design of our proposed product will enable our product to deliver a more efficient solar energy conversion rate. As explained above, the distinct design and construction method that our technology offers, as detailed in the “Background and Business Overview” section above, is expected to produce a more effective, cost-efficient, and better solar photovoltaic device.

Sources and Availability of Raw Materials

The main raw materials that will be required to manufacturer our proposed product are semi-conducting silicon and Vanadium.  Semi-conducting silicon is a standard material in the semiconductors industry.  Vanadium is available from various sources as a raw material.  Some suppliers of these materials and other equipment are Edwards Vacuum Ltd., VST Vacuum Systems & Technology Service Ltd., Kurt J. Lesker Company, Mark Technologies Ltd., Thin Films Ltd. and Locus Optical Devices & Elements Ltd.

Third-Party Manufacturers

We intend to rely on third parties to produce a prototype and to work with us to manufacture the product. If our manufacturing and distribution agreements are not satisfactory, we may not be able to produce or commercialize our device as planned. In addition, we may not be able to contract with third parties to manufacture our device in an economical manner. Furthermore, third-party manufacturers may not adequately perform their obligations, which may impair our competitive position. If a manufacturer fails to perform, we could experience significant time delays or we may be unable to commercialize or continue to market our adapters. Finally, even if we succeed in approaching third-party manufacturers, it is currently unknown whether the additional cost of manufacturing via a third party will increase the overall cost of the device such that integration may not be cost-effective.

Patent, Trademark, License & Franchise Restrictions and Contractual Obligations & Concessions

On March 10, 2010, we entered into a Patent Sale Agreement with P.T. Holding, represented by its owner, Dr. Boris Sigalov, whereby we acquired P.T. Holding’s right, title, and interest in the Patent Application for the design of and manufacturing method for a solar photovoltaic element that absorbs the solar spectrum and, in turn, enables an increase of solar energy conversion. No other trademarks, licenses, franchises, concessions, royalty agreements or labor contracts are in effect regarding this prospectus.

20